BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS

OF FEBRUARY 12 2007

On February 12 2007, at 2:30 p.m., the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. met at its head office, under the chairmanship of Dr. Olavo Egydio Setubal, for the purpose of being notified of the activities of Disclosure and Insider Trading Committee and Audit Committee, as well as providing their considerations on the Management Report and Accounts for the financial year ending December 31 2006.

Opening the meeting’s agenda, the Director Dr. Roberto Teixeira da Costa apprised the other board directors present of the principal matters discussed at the meeting of the Disclosure and Insider Trading Committee, held on February 5 2007.

Subsequently, the Director Dr. Carlos da Camara Pestana, as President of the Audit Committee, reported on the work carried out and the principal events characterizing the activities of the Audit Committee during the second half of 2006.

Following, Dr. Roberto Egydio Setubal, President and Vice President of the Board of Directors, spoke at length with respect to the draft of the Management Report and Accounts for the financial year ending December 31 2006, receiving unqualified opinion from the Independent Auditors.

Subsequently, the President then proceeded to submit these documents for analysis, discussion and voting by the members of the Board of Directors and of the Fiscal Council, the latter attending pursuant to paragraph 3 of article 163 of Law 6,404/76.

First, the members of the Fiscal Council issued their opinion as given below, which will be transcribed in the minutes register:

“The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., having perused the management report and the financial statements for December 31 2006, have verified the accuracy of all the items examined, understanding them to adequately reflect the company’s capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company’s Board of Directors São Paulo-SP, February 12, 2007. (signed) Iran Siqueira Lima, Alberto Sozin Furuguem and Fernando Alves de Almeida – Councilors.”

After analysis of the pertinent documentation, the Directors concluded as to the accuracy of all the documents examined, unanimously approving them and authorizing their disclosure through release to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), the Brazilian Stock Exchange (BOVESPA – Bolsa de Valores de São Paulo), the SEC (the United States Securities and Exchange Commission), the NYSE – (New York Stock Exchange) and the Argentine Stock Exchange (BCBA – Bolsa de Comercio de Buenos Aires).

There being no further matters on the agenda, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present, the meeting being declared closed. São Paulo-SP, February 12 2007. (signed) Olavo Egydio Setubal - Chairman; Alfredo Egydio Arruda Villela Filho, José Carlos Moraes Abreu and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL

Investor Relations Officer